October 30, 2007

Joel B. Carter

Direct Tel: (404) 815-3710

Direct Fax: 404 685-7010

JCarter@sgrlaw.com

Via Federal Express and Edgar

Mr. Jonathan Gottlieb

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20509

Re:	Metro Bancshares, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-142817
As filed on October 30, 2007

Dear Mr. Gottlieb:

We represent Metro Bancshares, Inc. (the “Company”) in connection with the registration of 2,800,000 shares of the Company’s common stock pursuant to a Registration Statement on Form SB-2 as filed with the Commission on May 10, 2007 (the “Registration Statement”). The Company filed Amendment No. 3 to the Registration Statement on Form SB-2/A on October 30, 2007. We enclose four copies of the Edgar proof which highlights the changes we made since Amendment No. 2, including the addition of audited financial statements for the Company as of September 30, 2007 and the addition of a rescission offer that the Company will make to anyone who subscribed to purchase shares in the offering prior to the date that the Registration Statement becomes effective. We request that you review the attached proof and return any comments to us regarding the rescission offer.

Mr. Jonathan Gottlieb

October 30, 2007

On behalf of the Company and each filing person, we acknowledge that:

The Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Smith, Gambrell & Russell, LLP

/s/ Joel B. Carter
Joel B. Carter

Enclosures